UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clarient, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

180489106

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, Connecticut 06880

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

October 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180489106                                    13D/A                                                       Page 2 of 18

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

21,052,632

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

21,052,632

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 180489106                                    13D/A                                                       Page 3 of 18

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 180489106                                    13D/A                                                       Page 4 of 18

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 180489106                                    13D/A                                                       Page 5 of 18

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 6 of 18

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 7 of 18

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 8f 18

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 9 of 18

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 10 of 18

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 11 of 18

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 180489106                                    13D/A                                                       Page 12 of 18

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

N/A

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

21,052,632

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

21,052,632

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,052,632

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.

TYPE OF REPORTING PERSON

IN

Statement on Schedule 13D/A

This Amendment No. 2 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Clarient, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D/A is being filed on behalf of the Reporting Persons and amends and supplements that certain Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2009 as amended by that certain Amendment No. 1 to such 13D filed with the SEC on May 21, 2009 (collectively the 13D and Amendment No. 1 thereto, the “Original 13D”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by deleting the last paragraph and supplemented by adding the following at the end thereof:

Merger Agreement

On October 22, 2010, General Electric Company, a New York corporation (“Parent”), Crane Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire (i) all of the outstanding shares of Common Stock of the Issuer, at a price of five dollars ($5.00) per share of Common Stock (the “Common Offer Price”), and (ii) all of the outstanding shares of series A convertible preferred stock, par value $0.01 per share, of the Issuer ( the “Preferred Stock”) at a price of twenty dollars ($20.00) per share of Preferred Stock (the “Preferred Offer Price”), in each case, net to the holder thereof in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement.  After the consummation of the Offer, Purchaser will merge with and into the Issuer, with the Issuer as the surviving corporation in the merger.  Pursuant to the merger, each outstanding share of Common Stock (other than treasury shares, shares held by Parent, Purchaser or any of their wholly owned subsidiaries, or as to which dissenter’s rights have been properly exercised) will be converted into the right to receive the Common Offer Price and each outstanding share of Preferred Stock will be converted into the right to receive the Preferred Offer Price.  Completion of the Offer is subject to certain conditions, including (i) that a majority of outstanding shares of Common Stock and a majority of outstanding shares of Preferred Stock are tendered and not withdrawn before the expiration of the Offer, (ii) expiration of the applicable waiting period of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of a material adverse effect and (iv) other customary conditions.  Consummation of the Merger is subject to completion of the Offer, the absence of any legal prohibitions, and approval by the Issuer’s stockholders, if required.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated in this Amendment No. 2 by reference to Exhibit 99.6 to this Amendment No. 2. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Issuer, Parent or Purchaser in the Issuer’s public reports filed with the SEC.  In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Issuer in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.  Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Issuer, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Issuer, Parent or Purchaser.  None of the Reporting Persons are party to the Merger Agreement.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, Parent, Purchaser and Oak Investment Partners XII entered into a Tender and Support Agreement, dated as of October 22, 2010 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, Oak Investment Partners XII will (i) tender an aggregate of 5,263,158 shares of Preferred Stock in the Offer (the “Subject Shares”), (ii) not withdraw any Subject Shares after such tender unless and until (a) the Offer shall have terminated or shall have expired in accordance with the terms of the Merger Agreement or (b) the Tender Agreement shall have been terminated in accordance with its terms, and (iii) waive any rights of appraisal or rights to dissent from the merger and not to assert any such rights of appraisal or dissent.

Pursuant to the Tender Agreement, Oak Investment Partners XII also agreed not to (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Shares or any interest therein (except where the transferee or third party agrees in writing to be bound by the terms thereof), or create or permit to exist any Lien (as defined) that would prevent Oak Investment Partners XII from tendering or voting the Subject Shares in accordance with the Tender Agreement or from complying with its other obligations under the Tender Agreement, other than any restrictions imposed by applicable law on any such Subject Shares, (ii) enter into any contracts inconsistent with the terms of the Tender Agreement with respect to any transfer of Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares relating to the subject matter thereof, (iv) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender Agreement or the transactions contemplated thereby.

The Tender Agreement also provides that Oak Investment Partners XII will:  (i) deliver pursuant to the terms of the Offer (A) a letter of transmittal with respect to the Subject Shares complying with the terms of the Offer, (B) a certificate representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry share of any uncertificated Subject Shares, and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, or (ii) instruct its broker or such other person that is the holder of record of any Subject Shares beneficially owned by Oak Investment Partners XII to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.

The Tender Agreement further provides that Oak Investment Partners XII will include such Subject Shares in any computation for purposes of establishing a quorum of any meeting of the Issuer’s shareholders and vote such Subject Shares (i) in favor of (A) adoption of the Merger Agreement, approval of the merger and the transactions contemplated thereunder and the approval of any other matter that is required to be approved by the stockholders of the Issuer in order to effect the transactions contemplated by the Merger Agreement; and (ii) against (A) any agreement or arrangement constituting or relating to any Acquisition Proposal (as defined in the Merger Agreement); (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Issuer or any of its subsidiaries; and (C) any other action, proposal or agreement that would (1) reasonably be expected to interfere with or delay the consummation of the merger and the other transactions contemplated by the Merger Agreement or (2) result in any of the conditions to the Offer not being fulfilled or satisfied.  In  connection therewith, Oak Investment Partners XII has granted an irrevocable proxy and appointed Parent and any person appointed by Parent as its proxy and attorney-in-fact to vote any of the Subject Shares in a manner consistent with the preceding sentence.

The Tender Agreement also provides that in the event that the Merger Agreement has been terminated under circumstances in which a Termination Fee (as defined in the Merger Agreement) is payable or may be payable by the Issuer to Parent, Oak Investment Partners XII is required to pay to Parent an amount equal to 25% of its “Profit” from the transfer of any Subject Shares pursuant to an Acquisition Proposal (including a Superior Proposal) so long as the agreement with respect to such Acquisition Proposal is entered into or consummated within six months of termination of the Merger Agreement.  For purposes of the Tender Agreement, “Profit” with respect to any transfer in connection with an Acquisition Proposal is equal to (A) the aggregate consideration received by Oak Investment Partners XII for or on account of the Subject Shares that are transferred pursuant to the Acquisition Proposal, less (B) any exercise price or similar expense with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares and reasonable costs or expenses incurred in connection with such transfer, and less (C) the product of (y) the Preferred Offer Price and (z) the number of Subject Shares so transferred.

Pursuant to the Tender Agreement, Oak Investment Partners XII has agreed not to initiate, solicit, or knowingly encourage (including by providing information) any Acquisition Proposal (as defined in the Merger Agreement), or assist any third party in preparing or soliciting an offer relating in any way to an Acquisition Proposal; provided, however, under certain circumstances, Oak Investment Partners XII may provide information to, and participate in, discussions with a person making an unsolicited proposal.  Such circumstances are generally the same as when the Issuer can take such actions under the Merger Agreement.

The Tender Agreement will automatically terminate upon the earliest to occur of:  (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time (as defined in the Merger Agreement); and (iii) any reduction in the Merger Consideration (as defined in the Merger Agreement).

The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, which is incorporated in this Amendment No. 2 by reference to Exhibit 99.7 to this Amendment No. 2.

Retention Bonus Letter

Pursuant to a letter agreement between Oak Investment Partners XII and the Issuer dated as of October 22, 2010 (the “Retention Letter”), Oak Investment Partners XII has committed to pay a retention bonus to certain officers of the Issuer (including the Issuer’s named executive officers) (“Eligible Officers”) in the aggregate amount of $5,100,000 (“Retention Bonuses”) if (A) a Change in Control (as defined in the Retention Letter) occurs prior to termination of the Retention Letter and (B) either (i) such Eligible Officer is employed with the Issuer on the date such Change in Control occurs, or (ii) such Eligible Officer’s employment with the Issuer is terminated by the Issuer without Cause (as defined in the Retention Letter) or by the Eligible Officer for Good Reason (as defined in the Retention Letter) after the date of the Retention Letter and prior to the date that such Change in Control occurs.

Payment of a Retention Bonus is also subject to such Eligible Officer executing a release of claims and the approval and ratification by the Compensation Committee of the Issuer’s Board of Directors of the Retention Bonus as an “employment compensation, severance or other employee benefits arrangement” as defined Rule 14d-10(d)(1) of the Exchange Act for the purposes of establishing the  “non-exclusive safe harbor” with respect to such Retention Bonus pursuant to Rule 14d-10(d)(2).

The Retention Letter may be terminated, amended or modified by mutual agreement of the Issuer (subject to approval of a majority of the members of the Audit Committee) and Oak Investment Partners XII at any time prior to a Change in Control.  The Retention Letter automatically terminates (unless extended in writing by the parties) (i) if at any time after the date of the Retention Letter and prior to the consummation of a Change in Control, the Issuer is not, for a period of at least fifteen (15) consecutive business days, a party to an Acquisition Agreement (as defined in the Retention Letter) or (ii) if the Letter Agreement between the Issuer and Safeguard Scientifics, Inc. (the “Other Stockholder”) in which the Other Stockholder has committed to pay retention bonuses to the Eligible Officers in an aggregate amount of $6,900,000 on substantially the same terms as the Retention Letter, is terminated or is materially amended to reduce the amount of the commitment of the Other Stockholder to pay retention bonuses thereunder without the consent of Oak Investment Partners XII.

The foregoing description of the Retention Letter is qualified in its entirety by reference to the Retention Letter, which is incorporated in this Amendment No. 2 by reference to Exhibit 99.8 to this Amendment No. 2.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D/A.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated as follows:

(a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 87,732,423 shares of Common Stock outstanding as of July 29, 2010, as reported by the Issuer in the Issuer’s Form 10-Q (as filed with the SEC on August 3, 2010), plus shares issuable upon the conversion of 5,263,158 shares of Series A Preferred Stock, as described below.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Associates XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include the 21,052,632 shares of Common Stock into which the 5,263,158 shares of Series A Preferred Stock presently held by Oak Investment Partners XII may initially be converted.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by deleting the last paragraph thereof and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Reporting Persons have entered into a Tender Agreement and Retention Letter.  The information set forth in Item 4 with respect to the Tender Agreement and the Retention Letter is incorporated into this Item 6 by reference in its entirety.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended and restated as follows:

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D/A.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than Oak Investment Partners XII are identified in the footnotes to this table.

EXHIBITS

Exhibit 24

Power of Attorney, dated April 6, 2009, incorporated by reference to Form 13D filed on April 7, 2009 by the Issuer as original Exhibit Number 24.

Exhibit 99.1

Agreement of Reporting Persons, dated April 6, 2009, among the Reporting Persons, incorporated by reference to Form 13D filed on April 7, 2009 by the Issuer as original Exhibit Number 99.1.

Exhibit 99.2

Stock Purchase Agreement, dated March 25, 2009, by and between Oak Investment Partners XII and the Issuer, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-22677)

Exhibit 99.3

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer dated March 26, 2009, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-22677)

Exhibit 99.4

Registration Rights Agreement, dated March 26, 2009, by and between Oak Investment Partners XII and the Issuer, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-22677)

Exhibit 99.5

Stockholders Agreement, dated March 26, 2009, by and between Oak Investment Partners XII and the Safeguard Entities XII and the Safeguard Entities, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-22677)

Exhibit 99.6

Agreement and Plan of Merger, dated October 22, 2010 among General Electric Company and the Issuer, incorporated by reference to Current Report on Form 8-K on October 22, 2010 by the Issuer as original Exhibit Number 2.1 (SEC File No. 000-22677/101137840)

Exhibit 99.7

Tender and Support Agreement, dated October 22, 2010, by and between Oak Investment Partners XII, Limited Partnership and the Issuer, incorporated by reference to Current Report on Form 8-K filed on October 22, 2010 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-22677/101137840).

Exhibit 99.8

Retention Bonus Letter, dated October 22, 2010, by and between Oak Investment Partners XII, Limited Partnership and the Issuer, incorporated by reference to Current Report on Form 8-K filed on October 22, 2010 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-22677/101137840).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2010

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

  /s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

  /s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals